

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

<u>Via E-mail</u>
Guy Neev
Chief Executive Officer
Check-Cap Ltd.
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

> **Re:** **Check-Cap Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 3, 2014**
> **CIK No. 0001610590**

Dear Mr. Neev:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus</u>

1.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

2.	Please balance your disclosure in the opening paragraph regarding your products under development by disclosing your net losses and accumulated deficit.  Please also revise to highlight that you have not generated any revenues to date, do not anticipate generating any revenues for the foreseeable future and do not have a specific launch date.  Make corresponding changes throughout your prospectus.

3.	While we note your disclosure in the sixth paragraph of the summary, please expand your disclosure to clarify, if true, that the ten subject study is the basis for statements in the prospectus regarding the function and efficacy of your product in humans.

4.	We note your disclosure that your feasibility study will measure total radiation exposure.  Since it does not appear that you have data indicating total radiation exposure at this point, please tell us how you are able to characterize your capsule as employing "low dose" radiation.  Please also disclose any risks involved with using radiation in your capsule and how patients and physicians may evaluate your product as compared to other products that do not employ radiation.

5.	We note your disclosure on pages 1, 55 and 66 that the occurrence of polyps is extremely common.  If so, please revise your disclosure to address whether doctors and patients may prefer procedures, such as traditional colonoscopies, which allow doctors to examine, remove and biopsy polyps of varying sizes during a same session procedure rather than using an imaging capsule which would require a subsequent procedure (polypectomy) if polyps are identified.  In addition, please address whether use of the capsule would merely shift patient concerns regarding pain, discomfort and embarrassment from the colonoscopy to the polypectomy, if needed.

Summary Financial Data, page 10

6.	We note from your disclosure in footnote (2) that basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during each period.  We also see that the 1,995,475 ordinary shares issuable upon exercise of the Neev options and the 7,503,521 ordinary shares issuable under warrants to Mr. Guy Neev are assumed to be outstanding.  Please clarify whether the shares issuable are included in shares outstanding as of December 31, 2013 and March 31, 2014 or only the pro forma shares outstanding.  Please also clarify why the 1,995,475 ordinary shares issuable upon exercise of the Neev options were deemed to be outstanding on December 31, 2013, as you indicate on page 50.

Risks Factors

We expect to face competition…, page 15

7.      We note your disclosure here and on page 79.  Please tell us whether, to your knowledge, any of your competitors are developing imaging capsules similar to your own.

Risks Related to Regulations, page 20

8.      Please expand your risk factors to address any additional risks that you may face in trying to obtain regulatory clearance for an ingestible product that emits radiation.

Our management will have broad discretion over the use or proceeds, page 42

9.      We note your disclosure in this risk factor only indicates clinical studies in Europe whereas disclosure in other locations of your prospectus indicates that you will use proceeds from this offering for clinical studies in the U.S. as well.  Please reconcile your disclosure throughout your filing with regard to your clinical studies.

Use of Proceeds, page 46

10.     Please clarify whether the proceeds from your offering will be sufficient to complete the research and development activities for the current version of your capsule and related system and for the clinical trials that you describe in your prospectus.  Also, please disclose the intended amount of proceeds that will be spent on obtaining regulatory approvals.

11.     We note that proceeds of the offering may be used in potential investments in new businesses.  Please advise as to whether you have presently identified any potential investments.  If so, please describe the nature of these investments.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Research and Development Expenses, net, page 58

12.     Please revise to disclose the amount of grants presented net with research and development expenses each period.

Application of Critical Accounting Policies and Estimates

Royalties Provision, page 64

13.     Please revise to disclose whether there are any minimum royalties to be paid each period. In addition, clarify the terms of forgiveness of the loan and how you determine whether you have met those terms.

Business, page 66

14.     Please disclose your anticipated launch date.  If it is not known, please disclose that fact prominently and revise throughout this section accordingly.  In this regard, we note your current disclosure under "Sales and Marketing" and "Manufacturing and Suppliers" is largely speculative.  Your discussion should include balanced and realistic disclosure regarding your present state of operations and the strengths and weaknesses of your product and company.

15.     We note your disclosure on page 74 that your animal studies demonstrated that 5 mm polyps can be detected.  With a view towards revised disclosure, please tell us if your capsule would be able to detect all clinically significant polyps that would be observed through the other CRC methods.

Manufacturing and Suppliers, page 80

16.     Please clarify your statement that you are "currently building up [y]our production capacity and developing supply chain systems."

17.     Your disclosure states that you rely on limited source suppliers for certain components. While we note that you have provided one example of a limited source component, please revise to describe in greater detail the types of components that are in limited supply.  Your revised disclosure should also address whether you are able to secure these components from alternative sources.

Scientific Advisory Board, page 81

18.     With a view toward clarification of the significance of this disclosure, please tell us:

   •        the number of times that the advisory board met during each of the last two years;

   •        to whom specifically the advisory board provided its advice;

   •        whether all members of the advisory board attended each meeting;

   •        when each identified individual became a member of the advisory board;

   •        the amount that you paid each identified member of the advisory board in each of the last two years; and

- the approximate amount of time that the advisory board members devote to your business.

Financial Statements

Note 1 – D.  Pro Forma Information, page F-8

19.     Please revise to explain the exercise of the Neev Options in your pro forma discussion.

Note 11 – C.(3).  Conversion, page F-26

20.     We see from your disclosure that each preferred share is convertible into Ordinary shares upon a qualifying IPO at the applicable conversion rate.  Please revise to define the terms of a "qualifying IPO" and the "applicable conversion rate."

Note 11 – D.  Changes in Share Capital, page F-28

21.     Please explain the terms of the Neev Options, including why they are automatically exercised at the time of the offering and your anticipated accounting for the exercise of the options, including the amount of compensation expense that will be recognized.

Note 12 – Share Based Payment, page F-29

22.     Please tell us the estimated IPO price range.  To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

Part II – Item 8.  Exhibits and Financial Statement Schedules, page II-3

23.     Please file the asset transfer agreement mentioned on page 61 as an exhibit to your filing. Please refer to Regulation S-K Item 601(b)(2).

24.     Please file the agreement for the development of the application specific integrated circuit mentioned on page 65 as an exhibit to your filing.  Please refer to Regulation S-K Item 601(b)(10).

25.     Please file the form of the indemnification and exculpation agreements mentioned on page 120 as an exhibit to your filing.  Please refer to Regulation S-K Item 601(b)(10)(ii)(A).

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail):  Mitchell Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP